UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CytoDyn Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

23283M101

(CUSIP Number)

Jordan Naydenov

20533 S.E. Evergreen Highway

Camas, Washington 98607

Telephone: (360) 798-1616

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Mary Ann Frantz

Miller Nash LLP

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

October 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 23283M101	Page 2 of 6 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jordan Naydenov
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,500,647
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,500,647
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,500,647
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 7.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP 23283M101	Page 3 of 6 pages

Item 1. Security and Issuer.

This is the first amendment (this “First Amendment”) to the original Schedule 13D, which was filed on July 24, 2013 (the “Original Schedule 13D”).

This First Amendment relates to the common stock, no par value (“Common Stock”), of CytoDyn Inc., a Colorado corporation (the “Company”). The address of the Company’s principal executive offices is 1111 Main Street, Suite 660, Vancouver, Washington 98660.

Item 2. Identity and Background.

(a)-(c), (f) This First Amendment is filed by Jordan Naydenov (the “Reporting Person”), whose business address is 20533 S.E. Evergreen Highway, Camas, Washington 98607. Mr. Naydenov is a member of the Board of Directors of the Company. Mr. Naydenov also is Vice President and a Director of Milara, Inc., and a Director of Milara International. The Reporting Person is a citizen of the United States.

(d)-(e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of the Original Schedule 13D, the Company issued a total of 75,205 shares of Common Stock to the Reporting Person in satisfaction of six months of accrued interest on the Company’s one-year promissory note in the principal amount of $500,000 issued to the Reporting Person in April 2013. The source of funds used by the Reporting Person to purchase securities issued by the Company is the Reporting Person’s personal funds. Stock options held by the Reporting Person were granted as compensation for services as a member of the Company’s Board of Directors.

Item 4. Purpose of Transaction.

The Reporting Person is filing this First Amendment to report a change in his beneficial ownership percentage resulting from an increase in the outstanding shares of Common Stock. The Reporting Person may acquire or dispose of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock from time to time for personal reasons. The Reporting Person may also, in the ordinary course of acting in his capacity as a member of the Board of Directors of the Company, engage in activities which relate to or would result in any or all of the items listed in Item 4(a)-(j).

Except as set forth above, the Reporting Person, as of the date of this First Amendment, does not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

CUSIP 23283M101	Page 4 of 6 pages

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)–(b) As of the date of this First Amendment, the Reporting Person beneficially owns 4,500,647 shares of Common Stock, or 7.7% of the outstanding Common Stock (based on 55,478,560 shares outstanding as of October 31, 2013). The Reporting Person has the sole power to direct the vote and to dispose of 4,500,647 shares of Common Stock. Of these shares, 1,355,781 shares are presently outstanding, 303,200 shares are issuable upon the exercise of warrants issued in 2009 at an exercise price of $1.00 per share, 1,333,333 shares are issuable upon the exercise of warrants issued in 2012 at an exercise price of $2.00 per share, 175,000 shares are covered by outstanding stock options that are now, or within 60 days will become, exercisable with exercise prices ranging from $0.80 to $2.00 per share, and 1,333,333 shares are issuable upon the conversion of a convertible promissory note with a three-year term in the principal amount of $1,000,000 at a conversion price of $0.75 per share.

(c) On October 14, 2013, the Company issued 75,205 shares of Common Stock at a rate of $0.50 per share to the Reporting Person in lieu of accrued interest in the amount of $37,603 on a one-year promissory note issued to the Reporting Person in April 2013 by the Company in the principal amount of $500,000.

On September 24, 2013, stock options held by the Reporting Person vested as to an additional 12,500 shares, and an additional 12,500 shares will vest and become exercisable on December 24, 2013. These stock options were granted to the Reporting Person in June 2013 and have an exercise price of $0.80 per share.

CUSIP 23283M101	Page 5 of 6 pages

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 5 above and in this Item, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On April 11, 2013, Mr. Naydenov was issued a one-year promissory note by the Company in the principal amount of $500,000 in exchange for cash in an equal amount. The principal is payable in cash in a single payment at maturity and bears simple interest at the rate of 15% per year. The interest is payable semiannually in arrears in the form of shares of Common Stock at a rate of $0.50 per share.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Form of 2009 Common Stock Warrant Agreement.*

99.2	Stock Option Award Agreement dated January 13, 2010.*

99.3	Stock Option Award Agreement dated August 9, 2011.*

99.4	Stock Option Award Agreement dated June 1, 2012.*

99.5	Stock Option Award Agreement dated June 1, 2013.*

99.6	Convertible Promissory Note dated October 16, 2012. Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2013.

99.7	Warrant to Purchase Common Stock dated October 16, 2012.*

99.8	Promissory Note dated April 11, 2013.*

*	Filed with the Original Schedule 13D.

CUSIP 23283M101	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 20, 2013

/s/ Jordan Naydenov
Jordan Naydenov

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001.)